UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 8, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 8, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE 1ST QTR2023



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

MESSAGE FROM MANAGEMENT

In the last 12 months, TIM has been focused on the process of integrating Oi's mobile assets and, in March of this year, the Company successfully completed this step. In terms of an annual comparative basis, the 1Q23 was still affected by the impact coming from the M&A, since the acquired assets were incorporated into the financial results starting in April 2022.

Once again, the 1Q23 results show TIM's ability to deliver consistent results on economic and operational fronts. On the operational side, we are leaders in the number of 5G antennas, we launched a new partnership with Grupo Way Brasil aiming to connect more than 600 km of highways with 4G and our site decommissioning project continues to advance – until the end of March 2023 we disconnected approximately 1,500 sites.

2023 FIRST QUARTER HIGHLIGHTS

FINANCIAL

STARTING A NEW YEAR WITH SOLID RESULTS ON THE MAIN FRONTS

- Consistent advance in Normalized Net Revenue: +20.2% YoY in 1Q23;
- Evolution in Mobile: Normalized MSR up by +21.1% YoY in 1Q23, of which Postpaid grew 21.1% YoY and Prepaid increased 27.3% YoY;
- TIM UltraFibra revenue increasing 9.4% YoY in 1Q23;
- Product Revenue: +21.0% YoY in 1Q23;
- Normalized EBITDA with robust expansion of 23.0% YoY in 1Q23 and Margin of 46.0%;
- Normalized EBITDA-AL - Capex growth of 114.6% YoY in 1Q23, representing 9.4% over Normalized Net Revenue.

INFRASTRUCTURE

STRENGTHENING MOBILE COVERAGE AND EXPANDING ULTRABROADBAND

- 4G coverage leadership (5,397 cities connected) and strong presence in 5G (45 cities);
- TIM UltraFibra elected by the *Prêmio* Canaltech[1] award as the best fixed broadband service in the country;
- UBB expanding presence in strategic regions of the South: entering in Paraná and expanding in Santa Catarina;
- Evolution of TIM UltraFibra's customer base in 1Q23 (+6.3% YoY), with increasing fiber presence (+35.4% YoY in FTTH).

OTHER HIGHLIGHTS

CONSOLIDATING NEW ASSETS QUICKLY INTO AN EFFICIENT STRUCTURE

- Integration process of the mobile assets acquired from Oi 100% completed;
- Migration of the network and customer base delivered ahead of pre-established schedule;
- Approximately 1,500 sites, incorporated trough the agreement with Oi, decommissioned by the end of March.

+20.2% Normalized Net Revenue YoY advance in 1Q23

+23.0% Normalized EBITDA YoY evolution in 1Q23

46.0% Normalized EBITDA Margin in 1Q23

+2.1x Normalized EBITDA-AL - Capex YoY growth in 1Q23

R$ 600 mln of Dividends paid (announced in 2022)

R$ 230 mln of IoC announced in April 2023

100% Oi's integration process completed

~1,500 sites decommissioned by the end of March

RESULTS CONFERENCE CALL

May 9th, 2023, at:

10 a.m. (BRT) / 9 a.m. (US EST)

Webcast (Portuguese): click here

Webcast (English): click here

[1] To read the article about the *Prêmio* Canaltech award as of March 2023, click here.

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
FINANCIAL (R$ million)					
Normalized* Net Revenues	**5,681**	**4,727**	**20.2%**	**5,874**	**-3.3%**
Services Revenues	5,508	4,584	20.2%	5,628	-2.1%
Mobile Service	5,193	4,286	21.1%	5,305	-2.1%
Fixed Service	315	297	6.0%	323	-2.6%
Normalized* Operating Expenses	(3,069)	(2,604)	17.9%	(2,944)	4.3%
Normalized* EBITDA	**2,612**	**2,123**	**23.0%**	**2,930**	**-10.9%**
Normalized* EBITDA Margin	**46.0%**	**44.9%**	**1.1p.p.**	**49.9%**	**-3.9p.p.**
Normalized* Net Income	437	419	4.3%	590	-26.0%
Capex	1,289	1,328	-3.0%	1,375	-6.3%
Normalized* EBITDA-AL - Capex	532	248	114.6%	762	-30.3%
OPERATIONAL					
Mobile Customer Base ('000)	**61,721**	**52,305**	**18.0%**	**62,485**	**-1.2%**
Prepaid	35,653	29,089	22.6%	35,240	1.2%
Postpaid	26,067	23,215	12.3%	27,245	-4.3%
TIM UltraFibra Customer Base ('000)	**732**	**689**	**6.3%**	**716**	**2.3%**

* EBITDA normalized according to the items described in the Revenue section (+R$ 41.0 million in 1Q23 and +R$ 49.6 million in 4Q22) and Costs section (-R$ 4.4 million in 1Q23, +R$ 28.9 million in 4Q22 and +R$ 20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as mentioned above, and by non-recurring items in the Income Tax and Social Contribution (-R$ 12.4 million in 1Q23, -R$ 26.7 million in 4Q22 and -R$ 6.9 million in 1Q22).


5G
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

ANNOUNCEMENT OF PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On April 19, 2023, the Board of Directors of TIM S.A. approved the distribution of R$230 million as Interest on Capital ("IoC"). The payment will be made on May 9, 2023, and the date of April 25, 2023 was used to identify the shareholders entitled to receive such payment. On March 30, 2023, TIM S.A. announced additional dividends for the fiscal year ended December 31, 2023 in the total amount of R$600 million, paid on April 18, 2023, without the application of any monetary adjustment index, as per resolution approved at the Annual and Extraordinary Shareholders' Meeting.

NEW CFO AND INTERIM IRO

In February 2023, TIM announced that the Board of Directors elected Ms. Andrea Palma Viegas Marques as the Company's Chief Financial Officer ("CFO"). Ms. Viegas has over 20 years' experience in the telecom industry, 17 years of which at TIM Group, serving in different financial, marketing and technology departments. At the same date, TIM reiterated that Mr. Alberto Mario Griselli will continue to be both the Chief Executive Officer ("CEO") and, temporarily, the Investor Relations Officer ("IRO").

APPROVAL OF THE MERGER OF COZANI INTO TIM

On March 30, 2023, the Extraordinary Shareholders' Meeting ("Meeting") approved the merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") into TIM. Cozani is a special purpose entity acquired from Oi S.A. – Under Judicial Reorganization – on April 20, 2022, as per the material fact disclosed on the same date, which is now fully owned by TIM. On March 31, 2023, the Board of Directors ("BoD") acknowledged the prior approval obtained from Anatel and verified compliance with the precedent conditions for the full completion of the merger. As a result, the Board of Directors declared that the said movement and the consequent dissolution of Cozani became effective, for all legal purposes, on April 1st, 2023.

FINANCIAL PERFORMANCE

OPERATING REVENUE

- ***Robust Net Revenue growth driven by key business lines***

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Reported Net Revenues	**5,640**	**4,727**	**19.3%**	**5,824**	**-3.2%**
Normalized* Net Revenues	**5,681**	**4,727**	**20.2%**	**5,874**	**-3.3%**
Services Revenues	**5,508**	**4,584**	**20.2%**	**5,628**	**-2.1%**
Mobile Service	**5,193**	**4,286**	**21.1%**	**5,305**	**-2.1%**
Client Generated	4,822	3,900	23.6%	4,869	-1.0%
Interconnection	111	112	-1.4%	113	-2.5%
Customer Platform	32	35	-10.9%	51	-38.0%
Others	229	239	-4.2%	271	-15.7%
Fixed Service	**315**	**297**	**6.0%**	**323**	**-2.6%**
of which TIM UltraFibra	209	192	9.4%	207	1.1%
Product Revenues	**174**	**143**	**21.0%**	**246**	**-29.3%**

* Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS taxes as a result of the contract between TIM S.A. and Cozani (+R$41.0 million in 1Q23 and R$49.6 million in 4Q22). The merger of Cozani into TIM S.A. was concluded on April 1st, 2023.

In the first quarter of the year, Normalized Net Revenue once more saw a solid growth of 20.2% YoY, to R$5,681 million. All the main lines contributed to this performance: (i) Mobile Service Revenue (+21.1% YoY), impacted by the acquisition of Oi's mobile assets and the Company's consistent performance in executing the "volume-to-value" strategy; (ii) Fixed Service Revenue (+6.0% YoY), mainly driven by TIM UltraFibra (+9.4% YoY) with its strategy to expand the "FTTH (Fiber-to-the-home)" technology; and (iii) Product Revenue (+21.0% YoY), which recorded a positive result due to an improvement in the share of high-value products in the sales mix during the quarter.

Net Revenue advanced significantly in the main fronts



Normalized Net Revenue
(R$ mln; YoY)
20.2%
4,727
922
-4
-12
18
30
5,681
Mobile21.1%
6.0%
21.0%
1Q22
Client Generated
Customer Platform
ITX and Others
Fixed
Products
1Q23

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (MSR) totaled R$5,193 million in 1Q23, up by 21.1% YoY. The positive performance was driven by revenues from the incorporation of Oi Mobile's assets, in addition to another quarter with consistent organic performance in the Prepaid and Postpaid segments, which service portfolios have been expanding continually to offer a better value proposition to customers. **Normalized Mobile ARPU (average monthly revenue per user) reached R$27.9 in the quarter (+1.7% YoY)**, returning to an annual growth despite the diluting effect because of the addition of customers from Oi, which had a lower ARPU.

Below is the performance breakdown of each mobile customer profile in 1Q23:

(i) **Prepaid Revenue increased by 27.3% YoY in 1Q23**, and **Prepaid ARPU reached R$13.9 (up by 5.4% YoY).**The levers for such performance were: (i) revenue from the acquisition of Oi's mobile assets; (ii) a more robust portfolio of offers, with the inclusion, for example, of Amazon Prime service to the "TIM Pré TOP" plan at the end of last year, encouraging clients to migrate to higher value recharges; and (iii) reclassification of part of Oi's customer base from the *Controle* to Prepaid segment, according to criteria adopted by TIM.

(ii) **Postpaid Revenue increased by 21.1% YoY in 1Q23**, with **Postpaid ARPU reaching R$40.5 (up by 3.6% YoY).** This performance is the result of: (i) additional revenue generated by the incorporation of Oi's assets; (ii) the success on the execution of Company's strategy to migrate customers to higher value plans; and (iii) partially affected by the intra segments reclassification of the mobile base, as previously mentioned.


ARPU with a positive result, even despite dilution after the M&A
Normalized Mobile ARPU
(R$ /Mo; %YoY)
27.4
1.7%
27.9
1Q22
1Q23
Postpaid ARPU
(R$ /Mo; %YoY)
39.1
3.6%
40.5
1Q22
1Q23
Prepaid ARPU
(R$ /Mo; %YoY)
13.2
5.4%
13.9
1Q22
1Q23

Interconnection Revenue (ITX) had a slight decrease of 1.4% YoY in 1Q23, due to the lower incoming traffic in the annual comparison. The effect of MTR on Net Service Revenue was 1.7% in the quarter.

In 1Q23, Customer Platform Revenue totaled R$32 million in the quarter. This line fell YoY, as already expected, since the new announced partnership with Grupo Cartão de Todos will be commercially launched soon.

The Other Normalized Revenues[1] line dropped 4.2% YoY in 1Q23. This result was due to the acquisition of Oi Mobile's assets, which partially had a negative impact on the ran sharing agreements with the telco.

Breakdown of the Fixed Segment (net of taxes and deductions):


TIM UltraFibra Revenue
(R$ mln; %YoY)
9.4%
192
209
1Q22
1Q23

TIM UltraFibra with a focus on fiber expansion

In 1Q23, Fixed Service Revenue amounted to R$315 million, up by 6.0% YoY.

TIM UltraFibra, the main fixed revenue line, grew by 9.4% YoY in 1Q23, with ARPU of R$92.9 in the quarter (+1.7% YoY, 17th consecutive quarter of increase). This performance was due to the strategies adopted by the Company to: (i) focus on the FTTH technology, offering better quality and faster speeds to its customers – an approach that has proved to be a success as, until the end of March, **77% of the customer base already had plans with speeds equal to or higher than 150 Mbps;** (ii) acquire and retain customers with higher value-added plans, by offering a portfolio with attractive additional services; (iii) launch of the ultrabroadband service in Paraná and expansion in Santa Catarina, both started in the quarter.

[1] The Other Revenues line had non-recurring impacts of R$41.0 million in 1Q23 and R$49.6 million in 4Q22, referring to the temporary effect of inefficiency of PIS/COFINS taxes, as a result of the contract between TIM S.A. and Cozani, which was extinguished with the incorporation of the latter.

OPERATING COSTS AND EXPENSES

- ***Costs dynamics start to return to normal levels***

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Reported Operating Expenses	**(3,065)**	**(2,624)**	**16.8%**	**(2,973)**	**3.1%**
Normalized* Operating Expenses	**(3,069)**	**(2,604)**	**17.9%**	**(2,944)**	**4.3%**
Personnel	(335)	(302)	10.9%	(357)	-6.1%
Selling and Marketing	(1,034)	(817)	26.6%	(989)	4.5%
Network & Interconnection	(966)	(894)	8.1%	(906)	6.7%
General & Administrative	(245)	(198)	23.8%	(223)	9.7%
Cost Of Goods Sold (COGS)	(230)	(188)	22.5%	(264)	-12.9%
Bad Debt	(160)	(136)	17.1%	(156)	2.6%
Other operational revenues (expenses)	(100)	(69)	43.4%	(49)	102.8%
Normalized* Operating Expenses Ex-COGS	**(2,839)**	**(2,416)**	**17.5%**	**(2,679)**	**6.0%**

* Operating Costs normalized by: expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$12.5 million in 1Q23 and +R$25.2 million in 4Q22), PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani (-R$17.7 million in 1Q23 and -R$13.5 million in 4Q22), expenses with FUST/FUNTEL within the scope of the intercompany contract with Cozani (+R$886k in 1Q23 and +R$7.1 million in 4Q22), expenses with specialized legal and administrative services (+R$8.3 million in 4Q22 and +R$8.4 million in 1Q22), expenses with the price adjustment from the sale of control of I-Systems (+R$1.9 million in 4Q22), and payroll expenses also related to the acquisition of Oi's mobile assets (+R$11.8 million in 1Q22).

Normalized Operating Costs and Expenses totaled R$3,069 million in 1Q23, up by 17.9% YoY. The line continues to be largely affected by factors related to the acquisition of Oi Mobile, such as: (i) the temporary cost referring to the management of the customer base acquired during the migration process and other transitory services offered by Oi – the TSA (Temporary Service Agreement[2]), which ended in April; and (ii) expenses related to a larger network structure and customer base after the completion of the acquisition of assets.

Reported Operating Costs and Expenses reached R$3,065 million in 1Q23, up by 16.8% YoY, due to the same factors mentioned previously, in addition to the impacts relative to non-recurring operating items, as described in the Operating Costs and Expenses table above.

[2] The Temporary Service Agreement ("TSA") is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA has a 12-month term and was adjusted to exclude recharging services.

Breakdown of Normalized Costs and Expenses Performance:

Normalized[3] Personnel Costs grew by 10.9% YoY in the quarter, mainly due to higher level of provision relating to employee profit sharing in the Company's 2022 results, in addition to the annual impact of the readjustment on wages, bonuses and incentives.

The Commercialization and Advertising line continues to be highly impacted by the acquisition of Oi's assets, up by 26.6% YoY in 1Q23. This result was mainly explained by: (i) higher expenses with the maintenance and management of a higher customer base; (ii) higher advertising costs with the launch of the *Maior Rede Móvel do Brasil* ("Largest Mobile Network in Brazil") campaign; and (iii) the already expected TSA costs with Oi (R$72.6 million in 1Q23).

Normalized[4] Network and Interconnection grew by 8.1% YoY in the period. Despite the increase, this line did not record the double-digit growth it had delivered in recent quarters. The main factors were: (i) higher expenses with content providers of VAS ("Value-Added Services"), with the inclusion of new services, further enriching our offers portfolio; and (ii) higher expenses related to roaming services with the increase in roaming traffic volume in the period.

Normalized[5] General and Administrative (G&A) expenses increased by 23.8% YoY in 1Q23, mainly due to the hiring of specialized consultancies for the Company's strategic projects and the maintenance of the ongoing project to migrate the IT infrastructure to the cloud ("Journey to Cloud").

Cost of Goods Sold (COGS) grew by 22.5% YoY in 1Q23, once more following the dynamics of product revenue with higher average cost of handsets.

Provisions for Doubtful Accounts (Bad Debt) grew by 17.1% YoY in the quarter, totaling R$160 million, mainly due to a larger postpaid base, as a result of the acquisition of Oi's mobile assets. Despite these factors, **the Bad Debt over Gross Revenue ratio remained at 2%** (slightly below the 2.1% recorded in 1Q22), **thereby showing the Company's efficiency on its strategy for customer acquisition, collection and recovery of overdue amounts amid an environment of worsening on delinquency in various sectors of the Brazilian economy.**

Other Normalized[6] Operating Expenses (Revenues) increased by 43.4% YoY in 1Q23, mainly explained by: (i) provision for civil contingencies related to an old lawsuit (Note 25 of the Financial Statements); and (ii) higher expenses with FUST/FUNTTEL in the annual comparison.

---

[3] The Personnel costs line had a non-recurring impact of R$11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

[4] The Network and Interconnection line had non-recurring impacts of R$12.5 million in 1Q23 and R$25.2 million in 4Q22, referring to expenses with consulting services within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23 and -R$13.5 million in 4Q22, referring to PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani.

[5] The General and Administrative Expenses was impacted by non-recurring items in the amount of R$8.3 million in 4Q22 and R$8.4 million in 1Q22, related to expenses with specialized legal and administrative services for the projects of acquisition of Oi's assets and sale of I-Systems.

[6] The Other Operating Expenses (Revenues) line was impacted by non-recurring items in the amount of R$886k in 1Q23 and R$7.1 million in 4Q22, referring to expenses with FUST/FUNTEL relative to the intercompany contract with Cozani, and R$1.9 million in 4Q22, referring to the price adjustment from the sale of control of I-Systems.

FROM EBITDA TO NET INCOME

Double-digit EBITDA growth followed by margin expansion

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
Normalized (R$ million)					
Normalized* EBITDA	**2,612**	**2,123**	**23.0%**	**2,930**	**-10.9%**
Normalized* EBITDA Margin	46.0%	44.9%	1.1p.p.	49.9%	-3.9p.p.
Depreciation & Amortization	**(1,777)**	**(1,399)**	**27.0%**	**(1,858)**	**-4.4%**
Depreciation	(1,293)	(978)	32.2%	(1,363)	-5.1%
Amortization	(484)	(421)	14.9%	(496)	-2.4%
Equity in Earnings	**(19)**	**(9)**	**114.3%**	**(23)**	**-17.7%**
Normalized* EBIT	**816**	**715**	**14.1%**	**1,049**	**-22.2%**
Normalized* EBIT Margin	14.4%	15.1%	-0.8p.p.	17.9%	-3.5p.p.
Normalized Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
Financial expenses	(596)	(639)	-6.8%	(672)	-11.4%
Financial income	375	396	-5.4%	327	14.7%
Net exchange variation	(3)	(5)	-43.9%	(5)	-42.8%
Normalized* EBT	**593**	**467**	**26.9%**	**699**	**-15.3%**
Normalized* Income tax and social contribution	(156)	(48)	222.3%	(109)	42.8%
Normalized* Net Income	**437**	**419**	**4.3%**	**590**	**-26.0%**
Total Normalized Items	(24)	(13)	80.5%	(52)	-53.4%
Reported (R$ million)					
Reported EBITDA	**2,575**	**2,103**	**22.5%**	**2,852**	**-9.7%**
Reported EBITDA Margin	45.7%	44.5%	1.2p.p.	49.0%	-3.3p.p.
Reported EBIT	**780**	**695**	**12.2%**	**971**	**-19.7%**
EBIT Margin	13.8%	14.7%	-0.9p.p.	16.7%	-2.8p.p.
Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
Income before taxes	**556**	**447**	**24.4%**	**621**	**-10.4%**
Income tax and social contribution	(144)	(42)	245.9%	(83)	73.8%
Reported Net Income	**412**	**405**	**1.7%**	**538**	**-23.4%**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits relative to the intercompany contract with Cozani (-R$8.2 million in 1Q23 and -R$14.7 million in 4Q22) and other taxes effects (-R$4.2 million in 1Q23, -R$12.0 million in 4Q22 and -R$6.9 million in 1Q22).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

In 1Q23, Normalized EBITDA totaled R$2,612 million, up by 23.0% YoY, mainly driven by the Service Revenue, strengthened by the operational performance and the incorporation of Oi Móvel's customers. **Normalized EBITDA Margin reached 46.0%**, up by 1.1 p.p. versus the same period of 2022 – showing a slight acceleration in the pace of expansion year-on-year, even without benefiting from the termination of the contract (TSA) with Oi.

Returning the effects from leasing on EBITDA, **Normalized EBITDA-AL ("After Lease") for 1Q23 reached a growth of 15.5% YoY, totaling R$1,820 million.**


EBITDA driven by organic growth and M&A
Normalized EBITDA and Margin
(R$ mln; %YoY)
23.0%
2,123
2,612
1Q22
1Q23
44.9%
46.0%
EBITDA Margin

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 27.0% YoY in 1Q23, being one of the lines most affected by the acquisition of Oi's mobile assets. The main components impacting the line YoY were: (i) an increase of R$297 million in Depreciation referring to the IFRS 16 lease agreements (Note 15 of the Financial Statements); and (ii) R$51 million increase in Amortization related to the purchase of the 49 MHz spectrum from Oi. This quarter, the line was also positively impacted by an adjustment to the useful life of Cozani's assets base.

Normalized EBIT grew by 14.1% YoY in 1Q23, reflecting the solid EBITDA growth and higher impact from D&A, as mentioned above.

[7] EBITDA normalized according to the items described in the "Operating Revenue" and "Operating Costs and Expenses" sections.

NET FINANCIAL RESULT

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Cash Items	**(557)**	**(254)**	**119.4%**	**(480)**	**16.0%**
Financial Debt Interest (Net of Derivatives)	(143)	(86)	67.2%	(162)	-11.8%
Interest related to Cash & Cash Equivalents	123	224	-45.0%	133	-7.3%
Net Leases Interest	(351)	(248)	41.7%	(369)	-4.7%
Auction Spectrum Monetary Adjustment	(25)	(57)	-55.2%	(8)	220.9%
Others	(161)	(88)	82.2%	(75)	115.6%
Non-Cash Items	**334**	**6**	**5511.4%**	**130**	**156.3%**
Interest Capitalized from Licenses	74	14	439.7%	82	-10.1%
Mark-to-market from Derivative	53	(47)	n.a.	5	n.a.
C6 Mark-to-market	20	39	-50.0%	43	-54.4%
Others	187	-	n.a.	-	n.a.
Net Financial Result	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**

In 1Q23, Net Financial Result was negative by R$223 million, an improvement of R$25 million compared to 1Q22, also indicating a rise in comparison with the previous two quarters (+R$127 million vs. 4Q22 and +R$179 million vs. 3Q22). Year on year, the result was impacted by: (i) a positive effect related to the renegotiation of tower lease contracts; (ii) higher payment of interest on financial debts due to the increase in the basic interest rate; (iii) lower gain of interest on cash and cash equivalents, due to the Company's lower cash position in the period; (iv) higher payments of interest on leases, related to the absorption of Oi's towers; and (v) negative impact from higher monetary adjustment referring to a provision for civil contingencies (Note 25 of the Financial Statements).

It is worth mentioning that, during 2023, the capitalization of the 3.5GHz license, acquired in the frequency auction held in 2021, should end.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution ("IR/CSLL"), in the Normalized[8] view, totaled -R$156 million in 1Q23 compared to -R$48 million in 1Q22, with an **effective rate of -26.3% in 1Q23** vs. -10.4% in 1Q22, mainly explained by the fact that, during 1Q23, the Company did not declare Interest on Capital. In addition, impacts on deferred tax related to Cozani's assets were recorded in the period.

In the Reported view, IR/CSLL totaled -R$144 million in 1Q23 vs. -R$42 million in 1Q22. This relevant decline in the current quarter was due to the same factors mentioned above.

[8] The Income Tax and Social Contribution line was impacted by non-recurring items of -R$8.2 million in 1Q23 and -R$14.7 million in 4Q22, referring to tax credits related to the intercompany contract with Cozani, and of -R$4.2 million in 1Q23, -R$12.0 million in 4Q22 and -R$6.9 million in 1Q22, referring to other taxes effects.

NET INCOME[9]

Normalized Net Income was R$437 million in 1Q23, up by 4.3% over 1Q22 – while Normalized Earnings per Share (EPS) for the quarter was R$0.18, slightly above R$0.17 registered in 1Q22.

CASH FLOW, DEBT, AND CAPEX

DESCRIPTION	1Q23	1Q22	%YoY	4Q22	% QoQ
R$ million					
Normalized EBITDA*	2,612	2,123	23.0%	2,930	-10.9%
Capex	(1,289)	(1,328)	-3.0%	(1,375)	-6.3%
Normalized EBITDA - Capex (A)	**1,323**	**795**	**66.4%**	**1,555**	**-14.9%**
Δ Working Capital and Income Tax (B)	(691)	(1,219)	-43.3%	512	n.a.
Spectrum Auction Payment (C)	-	(1,090)	n.a.	(186)	n.a.
Normalized Operating Free Cash Flow (A+B-C)	**633**	**666**	**-5.1%**	**2,253**	**-71.9%**
Non recurring operating items (D)	(37)	(20)	80.5%	(79)	-53.4%
Operating Free Cash Flow (A+B+D)	**596**	**(444)**	**n.a.**	**1,988**	**-70.0%**
Leases Payment (E)	(806)	(557)	44.5%	(801)	0.6%
OFCF Ex-Licenses and After Leases Payment (A+B-C+D+E)	**(210)**	**89**	**n.a.**	**1,374**	**n.a.**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22).

Normalized EBITDA (-) Capex totaled R$1,323 million at the end of the quarter, an increase of 66.4% YoY, explained by the EBITDA expansion, as previously indicated, in addition to the Capex reduction recorded in the period. Thus, the indicator **Normalized EBITDA (-) Capex over Normalized Net Revenue in the quarter was 23.3%. Returning the effects of leases, Normalized EBITDA-AL minus Capex totaled R$532 million in 1Q23, an increase of 114.6% YoY**, explained by the same reasons mentioned above.

At the end of 1Q23, Normalized[10] Operating Free Cash Flow (OFCF) totaled R$633 million, a slight decrease of R$34 million when compared to the result recorded in 1Q22. This result is explained by an improvement in Normalized EBITDA (-) Capex absorbed by a more negative working capital, as detailed in the section "Working Capital and Income Tax Variation".

[9] Net Income normalized according to items described in the "From EBITDA to Net Income" section.
[10] Operating Free Cash Flow normalized according to the items described in the "From EBITDA To Net Income" section and excludes payments related to licenses acquired in the frequency auction.

CAPEX

DESCRIPTION	1Q23	1Q22	%YoY	4Q22	% QoQ
R$ million					
Network	983	879	11.8%	998	-1.5%
IT & Others	305	449	-32.0%	377	-19.0%
Total Capex	**1,289**	**1,328**	**-3.0%**	**1,375**	**-6.3%**
Total Capex/Net Revenue	**22.7%**	**28.1%**	**-5.4p.p.**	**23.4%**	**-0.7p.p.**

In 1Q23, Capex totaled R$1,289, a slight reduction of 3.0% YoY, mainly due to a reduction on investments allocated in the “IT and Others” line. In the quarter, the Total Capex over Normalized Net Revenue indicator reached 22.7%, down by -5.4 p.p. compared to 1Q22. According to estimates published by the Company on February 17, 2023, more relevant decreases are expected throughout 2023.

WORKING CAPITAL AND INCOME TAX VARIATION

In 1Q23, the Working Capital and Income Tax Variation line was negative by R$691 million, representing a worsening compared to -R$129 million observed in 1Q22 (considering the exclusion of the payment of the first installment of the EAF, made in the first quarter of 2022, as part of the obligations related to the acquisition of the 3.5 GHz license from the 5G frequency auction, in the total amount of approximately R$1.1 billion). The line was mainly impacted by: (i) a reduction in the volume of tax credits in relation to the same period of the previous year; and (ii) an increase in prepaid expenses and supplier payments, due, respectively, to the increase in Fistel payments with the entry of Oi’s customer base, and to the increase in the supplier line after the acquisition of Oi's mobile assets. In addition to these effects, there was also the contribution of stronger operational dynamics in the period vs. previous year, as described before.

It is worth mentioning that the payment of the TFF rate for 2023 (R$530 million), which is a component of the Fistel tax, remains suspended, as well as the amount for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million), which has no payment date, further benefiting the Working Capital dynamics. In addition, up to December 31, 2022, the amount of R$215.6 million in default interest on Fistel (TFF) was recognized for the 2020, 2021 and 2022 fiscal years, of which R$52.6 million were recorded in 2021 and R$163 million in 2022. In 2023, there was a recognition of R$47 million in default interest on Fistel amounts (TFF) for the years 2020, 2021 and 2022, with payment suspended by preliminary injunction (Note 22 of the Financial Statements).

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25	87	84	171
Scotia	USD	1.4748% to 3.2300% p.y.	04/24	1,029	508	1,537
BNP Paribas	BRL	7.0907% p.y.	01/22 to 01/24	506	(0)	506
Debentures	BRL	IPCA + 4.1682% p.y.	06/28	18	1,809	1,827
BNDES Finame	BRL	IPCA + 4.2283% p.y.	11/31	5	389	395
BNDES Finem	BRL	TJLP + 1.95% p.y.	08/25	112	158	270
BNB	BRL	IPCA + 1.2228% to 1.4945% p.y.	02/28	57	187	244
Total Financial Debt				**1,815**	**3,135**	**4,950**
License (5G)	BRL	Selic	12/40	54	870	924
Total Debt Before Lease				**1,869**	**4,006**	**5,874**
Total Lease	BRL	IPCA/IGP-M (12.40% p.y.)*	10/29	2,043	10,922	12,965
Total Debt				**3,911**	**14,928**	**18,839**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	1Q23	4Q22	3Q22	2Q22
R$ million				
Short-Term Debt	1,815	1,265	159	126
Long-Term Debt	3,135	3,705	4,622	4,595
Total Debt	**4,950**	**4,970**	**4,781**	**4,720**
Cash and Cash Equivalents	(3,881)	(4,739)	(3,703)	(2,286)
Net Derivatives-ex C6	135	116	132	44
Net Debt	**1,205**	**347**	**1,210**	**2,479**
License (5G and 4G)	924	895	918	889
Net Debt AL	**2,129**	**1,242**	**2,128**	**3,367**
Total Lease	12,965	12,593	12,388	12,521
Total Net Debt	**15,094**	**13,835**	**14,516**	**15,889**
Net Debt AL /Normalized EBITDA AL*	**0.3x**	0.2x	0.3x	0.5x
Net Debt Total/Normalized EBITDA	1.4x	1.4x	1.5x	1.7x

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2024	738	1,716
2025	254	1,227
2026	763	1,664
2027	763	1,648
After 2027	1,487	8,672
Total Debt	**4,006**	**14,928**

Total Debt (post-hedge) in late 1Q23 totaled R$18,974 million, up by R$5,011 million year on year, due to: (i) higher debt volume to finance investments and infrastructure acquisition; and (ii) new leases arising from Oi contracts, which totaled R$2,992 billion by the end of March.

At the end of the quarter, the amount of financing (post-hedge) totaled R$5,085 million. **Excluding leases and licenses related to the 5G auction, the average cost of debt, was 14.1% p.a. (103.3% of the CDI) in the quarter,** higher when compared to the cost of 11.4% p.a. (107.6% of the CDI) in 1Q22, mainly impacted by the increase in the DI rate over the previous quarter.

In 1Q23, our Cash and Securities balance totaled R$3,881 million, down by R$4,195 million YoY, due to: (i) a cash disbursement to acquire Oi's mobile assets in 2Q22; (ii) a legal deposit of R$670 million relative to the price adjustment on acquisition of Oi's assets (Note 12 of the Financial Statements); and (iii) the

payment of installments related to the acquisition of frequencies in the 2021 5G spectrum auction (full payment of the EAF installments and payments of the EACE installments and 5G license for 2022).

The average financial yield reached 13.4% p.a. (101.8% of the CDI) in 1Q23, an increase of 2.15 p.p. from 1Q22, due to a higher basic interest rate in the previous quarter.



OPERATING AND MARKETING PERFORMANCE

DESCRIÇÃO	1T23	1T22	%A/A	4T22	%T/T
R$ milhões					
Base Móvel de Clientes ('000)	**61,721**	**52,305**	**18.0%**	**62,485**	**-1.2%**
Pré-Pago	35,653	29,089	22.6%	35,240	1.2%
Pós-Pago	26,067	23,215	12.3%	27,245	-4.3%
Pós-Pago Humano	21,563	19,232	12.1%	22,921	-5.9%
Base de Usuários 4G ('000)	55,097	46,865	17.6%	54,983	0.2%
Base de Usuários 5G ('000)	1,924	-	n.a.	1,286	49.6%
Market share	**24.6%**	**20.3%**	**4.3p.p.**	**24.8%**	**-0.2p.p.**
Pré-Pago	32.1%	24.4%	7.7p.p.	31.5%	0.6p.p.
Pós-Pago	18.6%	16.7%	1.9p.p.	19.4%	-0.9p.p.
Pós-Pago Humano	21.5%	18.8%	2.7p.p.	22.7%	-1.2p.p.
Base de Clientes TIM UltraFibra ('000)	**732**	**689**	**6.3%**	**716**	**2.3%**
FTTH	592	438	35.4%	549	8.0%
FTTC	140	252	-44.4%	167	-16.4%

MOBILE SEGMENT:

TIM recorded 61.7 million mobile lines, up by 18.0% YoY in 1Q23 (reaching a market share of 24.6%). In March, aiming to adapt the distribution of Oi's migrated customers to the criteria adopted by the Company, **951k clients previously allocated as *Controle* customers were reclassified to the Prepaid segment**, creating an inorganic increase in the Prepaid customer base. On the other hand, this movement had the opposite effect on Postpaid net adds, resulting in a sharper drop in this line.

The **Postpaid segment recorded 26.1 million lines** in 1Q23 (+12.3% YoY), resulting in a total customer base of 42% for the segment, partly affected by the inorganic effect mentioned above. **Human Postpaid (ex-M2M) recorded 21.6 million lines** (+12.1% YoY) in 1Q23. The **M2M base reached 4.5 million lines** in the period (+13.1% YoY).

The **Prepaid client base reached 35.7 million lines** (+22.6% YoY), partially benefited from the already mentioned inorganic effect in the period.

TIM LAUNCHES PLANS WITH DISNEY+ AND STAR+


5G
LIBERTADORES

To further enrich the content portfolio offered to its customers, **TIM now includes the Disney+ and Star+ streaming services on its Postpaid plans.** Customers acquiring TIM Black 20GB will now have a Disney+ subscription without additional costs for a 12-month period. The platforms – featuring original TV shows and films and the best of Disney, Pixar, Marvel, Star Wars and National Geographic – have now become one of the streaming options available to TIM Black 25GB and TIM Black Família 30GB customers, who will be able to choose from one of the services to include in their plans, free of charge. The TIM Black Família 60GB, 100GB and 180GB customers – who can also make this choice – will be able to have Combo+, a commercial offer granting access to Disney+ and Star+, independent platforms with entertainment for all ages. **This launch reinforces TIM's proposal to be a real entertainment hub aligned with the choice bundle strategy**, integrating strong brands into its offers and delivering the best content available in the market to its users.

FIXED SEGMENT:


TIM
PRÊMIO
CANALTECH
6ª EDIÇÃO
TIM

TIM ULTRAFIBRA WON THE *PRÊMIO* CANALTECH AWARD FOR BEST FIXED BROADBAND IN BRAZIL

In March 2023, TIM's ultrabroadband was once again recognized for the excellent service provided by the Company. **TIM UltraFibra won the sixth edition of the *Prêmio* Canaltech award for the best fixed broadband service in Brazil**[11]. The award elects the most outstanding brands, products and services, which are chosen by a technical jury – composed of journalists and technology experts from across Brazil – and through popular voting, based on the "consumer experience" factor. In 2023, there were nearly 150k participants, with over 4 million votes, evaluating the work of companies in 2022. The award reinforces TIM's purpose to offer its customers the best services, always maintaining its high quality and delivering the best experience.

TIM UltraFibra's customer base totaled 732k lines, accelerating its growth (+6.3% YoY) in the quarter. **The FTTH base maintained its growth (up by 35.4% over 1Q22)**, proving that the transition of customers to fiber remains in a constant pace of growth in another quarter. Another positive highlight was the number of net additions which grew 4 times more when compared to 1Q22.

[11] To read the article (in Portuguese language) about the *Prêmio* Canaltech award, click here.

TIM ULTRAFIBRA INCREASES ITS PRESENCE IN SANTA CATARINA


TIM
ULTRA
FIBRA

TIM's ultrabroadband continues to expand, further entering in the state of Santa Catarina. Already present in the city of Joinville since 2022, the Company has launched its services in 12 more cities of the state, covering more than 540k homes. This advance in a strategic region in Southern Brazil, together with TIM's current presence in other regions in the country, prove Company's effectiveness in providing fast and efficient infrastructure, contributing to the Company's profitable growth strategy and reinforcing the democratization of the access to high-speed internet across Brazil.

CUSTOMER PLATFORM AND MOBILE ADVERTISING

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

(i) **Commercial Partnerships with direct remuneration for the sale of advertising and data intelligence** – The main products used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

TIM ADS E TIM INSIGHTS

With more than 550 datapoints per user, TIM Insights has proven to be a powerful tool for identifying clusters concerned on digital services in various industries such as Financial Services, Education, Social Media, Food & Beverage, Retail, Consumer Goods etc.

With more than 35 million Opt-Ins granted, TIM Ads provides awareness and performance advertising in various formats such as text, image, gif and especially video in traditional TIM channels, as well as in applications such as Meu TIM, TIM *+Vantagens*, TIM Fun and TIM News. In addition, it works as a platform for installation of applications, generation of qualified leads, 1st Party Data data enrichment, consumer research and brand lift measurement.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract's term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

The partnership with C6 ended the first quarter of 2023 achieving another record of accounts created and TIM reached a potential indirect accumulated equity stake of 5.70% in the C6 bank's share capital.

Even with the project's success, differences between the partners resulted in the opening of an Arbitration Procedure, in 2021, which remains open, as described in Note 29 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A ("Cogna"), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform. In February 2023, the companies friendly agreed to end the partnership.

TIM is currently in the process of choosing a new partner for the Education vertical with the support of financial advisors. The goal is to have a strategic partnership with a Brazilian education group to offer exclusive benefits to its customer base and expand access to digital education services.

DIGITAL CONTENT AND SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to digital solutions for the end consumer. EXA began to offer reading solutions to TIM's customers directly in their plans through the Ayabook and Aya Minibooks applications (access to digital books) and through Bancah (access to several Brazilian newspapers and magazines). With that, more than 40 million TIM customers can benefit from these services.

In February 2023, the partnership with EXA further expanded its product portfolio with the entry of a new product, "Me Encontra", which is an application for location sharing among the members of a custom group. This service is available to some segments of the TIM's customer base directly in their plans.

DIGITAL HEALTH SERVICES

To expand the customer platform, TIM announced in February 2023 the arrival of the Grupo Cartão de Todos to its portfolio of partners, with offers of differentiated services to TIM customers. The project foresees the availability of a "freemium" offer and an exclusive platform for TIM clients, allowing access to the ecosystem of discounts for health services provided by the Grupo Cartão de Todos and its associated network, such as doctors' appointments (face-to-face and virtual - telemedicine), medical examinations and purchase of medication through a monthly subscription. Commercial launch is planned for the third quarter of 2023.

INFRASTRUCTURE

In 2023, TIM reenforces its commitment to offer a superior coverage, seeking the constant improvement of its services and quality, ensuring the best user experience for its consumers.

Below are the evolution details of our mobile and fixed networks:

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
4G Cities	**5,397**	**4,794**	**12.6%**	**5,370**	**0.5%**
of which 700 MHz enabled	4,525	4,058	11.5%	4,515	0.2%
of which VoLTE enabled	5,311	4,767	11.4%	5,282	0.5%
Urban Population Coverage (4G)	**99%**	**98%**	**1.3p.p.**	**99%**	**0.1p.p.**
of which 700 MHz enabled	96%	94%	1.8p.p.	95%	0.1p.p.
of which VoLTE enabled	99%	97%	2.4p.p.	99%	0.6p.p.
5G Cities	**45**	**-**	**n.a.**	**27**	**66.7%**
4.5G Cities	**1,947**	**1,806**	**7.8%**	**1,922**	**1.3%**
3G Cities	4,139	4,024	2.9%	4,132	0.2%
Urban Population Coverage (3G)	94%	94%	0.4p.p.	94%	-
Biosites	**1,831**	**1,800**	**1.7%**	**1,829**	**0.1%**
Sky Coverage (# sites)	**1,623**	**995**	**63.1%**	**1,566**	**3.6%**
Massive MIMO (# sites)**	**2,510**	**2,385**	**5.2%**	**2,495**	**0.6%**
Homes passed*	**8,715**	**5,759**	**51.3%**	**6,060**	**43.8%**
FTTH	7,432	3,666	102.7%	4,488	65.6%
FTTC	3,031	2,974	1.9%	3,021	0.3%
Broadband Coverage Cities	**77**	**38**	**102.6%**	**42**	**83.3%**
FTTH	76	36	111.1%	41	85.4%
FTTC	5	5	-	5	-
FTTCity (# cities)	**1,410**	**1,249**	**12.9%**	**1,398**	**0.9%**

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.

ENVIRONMENTAL, SOCIAL & GOVERNANCE

TIM's performance on ESG has been publicly recognized, by organizations and entities from different areas, for over a decade. For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG's ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

2023-25 ESG PLAN

Environmental	Being Net Zero* (scopes 1, 2 and 3)	2040
	Reduce scope 3* emissions by 47% (categories 1, 2 and 11)	2030
	Being a Carbon Neutral company* (scopes 1 and 2)	
	Maintain 100% of energy consumption from renewable sources (DG+FM+I-REC)	2025
	Increase data traffic eco-efficiency by 110%* (bit/Joule)	
	Recycle 95% of solid waste	

Social	Maintain the level of employee engagement at least 82% (per year)	2025
	Reach 40% of black people in the workforce	
	Have 35% women in leadership positions	
	Train 7,500 employees in digital skills	
	Train 99% of employees in ESG skills (per year)	2023
	Bringing 4G connectivity to all municipalities in Brazil	

Governance	Achieve a 50 score on the National Consumer Mobile NPS (Net Promoter Score)	2025
	Maintain TIM on the Novo Mercado, *Pró-Ética* and ISE-B3	
	Maintain certifications ISO 14001, ISO 900 (network), ISO 9001 (billing), ISO 27001 e ISO 37001	

* Base year 2019.
** Measured by Mercer Climate and Engagement Survey favorability index.

ENVIRONMENTAL

- 15 new renewable energy plants under the Distributed Generation project, totaling 64 units, responsible for producing 47% of TIM's total energy consumption. By the end of 2023, the estimate is to reach 100 units, with solar plants predominating;
- At the end of the first quarter, TIM had 1,831 active biosites. These structures are similar to a common pole and, besides contributing to the reduction of antennas and towers, they can add other functions, such as public lighting and security cameras;
- The Company is part of the B3's Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil's Climate Resilience Index;
- Maintained a B rating on the CDP score in 2022;

- In 2022, it aligned its approach to climate risks to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and joined the Science Based Target (SBTi) initiative as TIM Group, having its targets recognized as in line with climate science and approved;
- It has been ISO 9001 certified since 2000 and ISO 14001 certified since 2010.

SOCIAL

- TIM ranked 1st among Latin American companies in the Bloomberg Gender Equality Index 2023 (GEI) and 7th among 484 companies selected from around the world and from various sectors. This is a recognition of companies committed to internal gender inclusion and equality policies;
- The Bateria (group band) of TIM's Institute (Instituto TIM) was one of the attractions at the TIM Music Noites Cariocas festival, at Urca Hill (Rio de Janeiro) in March. The group, formed by 50 children, teenagers and adults with and without disabilities, opened Gilberto Gil's concert, which also included the participation of the Minister of Culture Margareth Menezes;
- TIM Tec, TIM Institute's platform for free online courses, completed 10 years with almost 150,000 registered users. With 32 courses available, mostly in the technology area, there is also content aimed at teachers to strengthen their basic skills, entrepreneurship and financial education;
- TIM will offer connectivity to Fazenda Água Santa, one of the main potato producers in the country, with units in Minas Gerais and Bahia. The total area covered is expected to reach more than 66,000 hectares, about 109 rural properties and 5,000 people around the units, contributing to the promotion of digital inclusion;
- TIM announced a partnership with Grupo Cartão de Todos, which has in its network more than 400 medical clinics throughout Brazil and over 18 million customers. Scheduled to launch in the second half of 2023, TIM Móvel and UltraFibra clients will have differentiated offers for telemedicine services, in-person medical and dental appointments at affordable prices;
- It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);
- It is part of the Business Coalition for Racial and Gender Equality, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls and the Business and LGBTI+ Rights Forum;
- It was recognized as one of the best companies to work for in Brazil (Great Place To Work - GPTW) and selected to integrate B3's GPTW Index.

GOVERNANCE

- The ESG Plan 2023-25, assessed by the ESG Committee, was submitted to TIM's Board of Directors, with goals and commitments in the Environmental, Social and Governance pillars;
- For the first time, TIM Brasil and TIM Italia published their respective ESG reports on the same date, March 30. TIM Brasil's ESG 2022 Report follows the international reporting methodology of the Global Reporting Initiative (GRI) and also presents the SASB indicators;
- In January 2023, TIM was again considered one of the most sustainable companies in the world by S&P Global ESG and for the second time was included in the Sustainability Yearbook for its performance in the DJSI submission process;

- TIM Ultrafibra was elected as the best fixed broadband service in the country, in the sixth edition of the 2023 *Prêmio* Canaltech award. The award chooses the most outstanding brands, products and services in the year. TIM won this recognition for the third time;
- Since 2011, the Company is listed in Novo Mercado segment, B3's highest governance level;
- For 15 years it has been part of B3's Corporate Sustainability Index Portfolio (ISE-B3);
- For the second time in a row and the only Telecom company in the country, to integrate the list of Pro-Ethical Companies from the Office of the Comptroller General ("CGU");
- 1st telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report



DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2023 (“1Q23”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



ATTACHMENTS

Attachment 1: Balance Sheet
Attachment 2: Income Statement
Attachment 3: Cash Flow Statement
Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

ATTACHMENT 1 – TIM S.A.
Balance Sheet

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
ASSETS	**56,593**	**49,026**	**15.4%**	**56,408**	**0.3%**
CURRENT ASSETS	**9,903**	**13,602**	**-27.2%**	**10,364**	**-4.5%**
Cash and cash equivalents	3,555	4,003	-11.2%	2,549	39.5%
Marketable securities	326	4,073	-92.0%	2,191	-85.1%
Trade accounts receivable	3,393	3,037	11.7%	3,421	-0.8%
Inventories	301	222	35.5%	236	27.5%
Recoverable indirect taxes, fees and contributions	483	336	43.8%	472	2.4%
Recoverable direct taxes, fees and contributions	698	996	-29.9%	721	-3.1%
Prepaid expenses	625	511	22.3%	279	124.3%
Derivative financial instruments	235	141	66.9%	239	-1.9%
Leases	29	31	-6.8%	31	-6.1%
Other assets	258	252	2.6%	226	14.1%
NONCURRENT	**46,690**	**35,425**	**31.8%**	**46,044**	**1.4%**
Noncurrent assets	**5,505**	**3,957**	**39.1%**	**5,426**	**1.4%**
Marketable securities	13	12	12.6%	13	0.8%
Accounts receivable	242	173	40.3%	239	1.5%
Indirect recoverable taxes	920	876	5.0%	895	2.8%
Direct recoverable taxes	529	743	-28.8%	518	2.2%
Deferred income and social contribution taxes	1,359	556	144.2%	1,368	-0.6%
Judicial deposits	1,416	716	97.7%	1,378	2.8%
Prepaid expenses	82	86	-3.9%	80	2.4%
Derivative financial instruments	667	534	24.9%	662	0.7%
Leases	203	210	-2.9%	208	-2.2%
Other assets	73	51	41.4%	65	11.3%
Permanent Assets	**41,185**	**31,468**	**30.9%**	**40,618**	**1.4%**
Investment	1,522	1,593	-4.5%	1,540	-1.2%
Property, plant and equipment	23,327	19,274	21.0%	22,661	2.9%
Intangible assets	16,336	10,601	54.1%	16,417	-0.5%
LIABILITIES	**56,593**	**49,026**	**15.4%**	**56,408**	**0.3%**
CURRENT LIABILITIES	**13,369**	**8,738**	**53.0%**	**13,118**	**1.9%**
Loans and financing	1,815	106	1609.0%	1,265	43.4%
Derivative financial instruments	328	247	32.7%	343	-4.6%
Lease liabilities	2,072	1,243	66.7%	2,257	-8.2%
Suppliers	3,863	3,010	28.4%	4,237	-8.8%
Salaries and related charges	419	348	20.3%	344	22.0%
Indirect taxes, charges and contributions	2,274	1,540	47.7%	2,094	8.6%
Direct taxes, charges and contributions	215	122	77.2%	262	-17.9%
Dividends and interest on shareholders' equity payable	672	227	196.3%	661	1.6%
Authorizations payable	525	1,691	-69.0%	508	3.4%
Deferred revenues	268	188	42.9%	265	1.0%
Other contractual obligations	789	-	n.a.	748	5.4%
Other liabilities	129	16	687.4%	133	-2.9%
NON CURRENT LIABILITIES	**18,009**	**14,951**	**20.5%**	**17,893**	**0.6%**
Loans and financing	3,135	3,233	-3.0%	3,705	-15.4%
Derivative financial instruments	64	98	-34.9%	50	27.3%
Lease liabilities	11,126	8,590	29.5%	10,575	5.2%
Authorizations to pay	1,200	1,256	-4.5%	1,166	2.9%
Indirect taxes, charges and contributions	4	3	14.6%	4	3.4%
Direct taxes, charges and contributions	9	12	-27.7%	10	-8.7%
Provision for legal and administrative proceedings	1,282	1,019	25.8%	1,112	15.2%
Pension plan and other postemployment benefits	6	6	-10.3%	6	-
Deferred revenues	653	674	-3.2%	667	-2.1%
Other liabilities	531	59	798.4%	599	-11.4%
SHAREHOLDERS' EQUITY	**25,216**	**25,338**	**-0.5%**	**25,397**	**-0.7%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	414	422	-1.9%	409	1.4%
Income reserves	10,915	11,237	-2.9%	11,515	-5.2%
Equity valuation adjustments	(4)	(4)	-10.3%	(4)	-
Treasury stocks	(0)	(5)	-96.7%	(0)	-
Net Income for the period	412	210	96.1%	-	n.a.

ATTACHMENT 2 – TIM S.A.
Income Statement

	DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
	R$ million					
REPORTED	**Net Revenues**	5,640	4,727	19.3%	5,824	-3.2%
	Services Revenues	5,467	4,584	19.3%	5,579	-2.0%
	Mobile Service	**5,152**	**4,286**	**20.2%**	**5,255**	**-2.0%**
	Client Generated	4,822	3,900	23.6%	4,869	-1.0%
	Interconnection	111	112	-1.4%	113	-2.5%
	Customer Platform	32	35	-10.9%	51	-38.0%
	Others	188	239	-21.3%	222	-15.3%
	Fixed Service	**315**	**297**	**6.0%**	**323**	**-2.6%**
	of which TIM UltraFibra	209	192	9.4%	207	1.1%
	Products Revenues	**174**	**143**	**21.0%**	**246**	**-29.3%**
	Operating Expenses	**(3,065)**	**(2,624)**	**16.8%**	**(2,973)**	**3.1%**
	EBITDA	**2,575**	**2,103**	**22.5%**	**2,852**	**-9.7%**
	EBITDA Margin	45.7%	44.5%	1.2p.p.	49.0%	-3.3p.p.
	Depreciation & Amortization	**(1,777)**	**(1,399)**	**27.0%**	**(1,858)**	**-4.4%**
	Depreciation	(1,293)	(978)	32.2%	(1,363)	-5.1%
	Amortization	(484)	(421)	14.9%	(496)	-2.4%
	Equity in earnings	**(19)**	**(9)**	**114.3%**	**(23)**	**-17.7%**
	EBIT	**780**	**695**	**12.2%**	**971**	**-19.7%**
	EBIT Margin	13.8%	14.7%	-0.9p.p.	16.7%	-2.8p.p.
	Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
	Financial expenses	(596)	(639)	-6.8%	(672)	-11.4%
	Financial income	375	396	-5.4%	327	14.7%
	Net exchange variation	(3)	(5)	-43.9%	(5)	-42.8%
	Income before taxes	**556**	**447**	**24.4%**	**621**	**-10.4%**
	Income tax and social contribution	(144)	(42)	245.9%	(83)	73.8%
	Net Income	**412**	**405**	**1.7%**	**538**	**-23.4%**
	R$ million					
NORMALIZED*	**Net Revenues**	5,681	4,727	20.2%	5,874	-3.3%
	Services Revenues	5,508	4,584	20.2%	5,628	-2.1%
	Mobile Service	**5,193**	**4,286**	**21.1%**	**5,305**	**-2.1%**
	Client Generated	4,822	3,900	23.6%	4,869	-1.0%
	Interconnection	111	112	-1.4%	113	-2.5%
	Customer Platform	32	35	-10.9%	51	-38.0%
	Others	229	239	-4.2%	271	-15.7%
	Fixed Service	**315**	**297**	**6.0%**	**323**	**-2.6%**
	of which TIM UltraFibra	209	192	9.4%	207	1.1%
	Products Revenues	**174**	**143**	**21.0%**	**246**	**-29.3%**
	Operating Expenses	**(3,069)**	**(2,604)**	**17.9%**	**(2,944)**	**4.3%**
	Personnel	(335)	(302)	10.9%	(357)	-6.1%
	Commercial	(1,034)	(817)	26.6%	(989)	4.5%
	Network & Interconnection	(966)	(894)	8.1%	(906)	6.7%
	General & Administrative	(245)	(198)	23.8%	(223)	9.7%
	Cost Of Goods Sold (COGS)	(230)	(188)	22.5%	(264)	-12.9%
	Bad Debt	(160)	(136)	17.1%	(156)	2.6%
	Other operational revenues (expenses)	(100)	(69)	43.4%	(49)	102.8%
	EBITDA	**2,612**	**2,123**	**23.0%**	**2,930**	**-10.9%**
	EBITDA Margin	46.0%	44.9%	1.1p.p.	49.9%	-3.9p.p.
	Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
	Income tax and social contribution	(156)	(48)	222.3%	(109)	42.8%
	Net Income	**437**	**419**	**4.3%**	**590**	**-26.0%**
	Total Normalized Items	(24)	(13)	80.5%	(52)	-53.4%

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution (-R$12.4 million in 1Q23, -R$26.7 million in 4Q22 e -R$6.9 million in 1Q22).

ATTACHMENT 3 – TIM S.A.
Cash Flow Statement

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Initial Cash Balance	**2,549**	**5,229**	**-51.3%**	**2,296**	**11.0%**
Earnings Before Taxes Normalized*	593	467	26.9%	699	-15.3%
Non recurring operating items	(37)	(20)	80.5%	(79)	-53.4%
Depreciation & Amortization	1,777	1,399	27.0%	1,858	-4.4%
Equity in earnings	19	9	114.3%	23	-17.7%
Residual value of property, plant and equipment and intangible written off	(10)	1	n.a.	(47)	-78.6%
Interest on asset retirement obligation	5	0.2	2920.1%	12	-54.5%
Provision for legal and administrative proceedings	98	71	37.9%	63	55.3%
Monetary adjustments to deposits, administrative and legal proceedings	88	37	139.8%	5	1715.1%
Interest, monetary and exchange variations of borrowings and other financial adjustments	149	213	-30.0%	146	2.0%
Lease interest payable	171	255	-32.9%	376	-54.5%
Lease interest receivable	(7)	(7)	1.4%	(7)	-2.8%
Provision for expected credit losses	160	136	17.1%	156	2.6%
Long-term incentive plans	6	20	-72.1%	9	-35.6%
Decrease (increase) in operating assets	**(593)**	**(6)**	**9679.6%**	**(461)**	**28.8%**
Trade accounts receivable	(133)	(110)	20.6%	(207)	-35.8%
Taxes and contributions recoverable	1	410	-99.8%	115	-99.5%
Inventory	(65)	(20)	229.1%	42	n.a.
Prepaid expenses	(348)	(239)	46.1%	237	n.a.
Judicial deposit	(9)	8	n.a.	(663)	-98.7%
Other current assets	(39)	(56)	-30.7%	15	n.a.
Increase (decrease) in operating liabilities	**(305)**	**(1,457)**	**-79.1%**	**749**	**n.a.**
Payroll and related charges	76	45	67.2%	24	219.5%
Suppliers	(382)	(253)	51.2%	842	n.a.
Taxes, charges and contributions	149	(141)	n.a.	153	-2.5%
Authorizations payable	17	(991)	n.a.	(135)	n.a.
Payments for legal and administrative proceedings	(46)	(56)	-16.4%	(49)	-4.8%
Deferred revenues	(11)	(25)	-53.6%	(11)	4.5%
Other current liabilities	(106)	(37)	182.7%	(75)	41.1%
Income tax and social contribution paid	(139)	-	n.a.	-	n.a.
Net Cash (used in) from operations	**1,975**	**1,120**	**76.4%**	**3,502**	**-43.6%**
Capex	(1,289)	(1,328)	-3.0%	(1,375)	-6.3%
Marketable securities	1,865	495	276.6%	(785)	n.a.
Consideration for the acquisition of Cozani	-	-	n.a.	(53)	n.a.
Others	7	2	283.7%	7	-7.5%
Net cash used in investment activities	**583**	**(831)**	**n.a.**	**(2,205)**	**n.a.**
New borrowing	(44)	-	n.a.	319	n.a.
Repayment of borrowing	-	(430)	n.a.	(64)	n.a.
Interest paid - borrowing and financings	(29)	(25)	15.8%	(64)	-55.1%
Payment of financial lease	(455)	(304)	49.5%	(398)	14.3%
Interest paid - leases	(351)	(253)	38.6%	(403)	-12.9%
Derivative financial instruments	(18)	(27)	-31.5%	(170)	-89.2%
Dividends and interest on shareholder's equity paid	(655)	(475)	37.8%	(266)	146.4%
Others	-	-	n.a.	1	n.a.
Net cash used in financing activities	**(1,552)**	**(1,514)**	**2.5%**	**(1,044)**	**48.7%**
Cash Flow	**1,006**	**(1,226)**	**n.a.**	**253**	**297.5%**
Final Cash Balance	**3,555**	**4,003**	**-11.2%**	**2,549**	**39.5%**

* EBT normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22).

ATTACHMENT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
Mobile Customer Base ('000)	61,721	52,305	18.0%	62,485	-1.2%
Prepaid	35,653	29,089	22.6%	35,240	1.2%
Postpaid	26,067	23,215	12.3%	27,245	-4.3%
Postpaid (ex-M2M)	21,563	19,232	12.1%	22,921	-5.9%
4G Users Base ('000)	55,097	46,865	17.6%	54,983	0.2%
5G Users Base ('000)	1,924	-	n.a.	1,286	49.6%
Market Share	24.6%	20.3%	4.3p.p.	24.8%	-0.2p.p.
Prepaid	32.1%	24.4%	7.7p.p.	31.5%	0.6p.p.
Postpaid	18.6%	16.7%	1.9p.p.	19.4%	-0.9p.p.
Postpaid (ex-M2M)	21.5%	18.8%	2.7p.p.	22.7%	-1.2p.p.
Monthly Churn (%)	3.5%	3.1%	0.3p.p.	7.1%	-3.6p.p.
Reported Mobile ARPU (R$)	27.7	27.4	0.9%	26.6	4.0%
Normalized Mobile ARPU (R$)	27.9	27.4	1.7%	26.9	3.9%
Prepaid	13.9	13.2	5.4%	13.7	1.7%
Postpaid	40.5	39.1	3.6%	38.2	5.9%
Postpaid (ex-M2M)	48.0	46.8	2.6%	45.2	6.2%
TIM UltraFibra Customer Base ('000)	732	689	6.3%	716	2.3%
FTTH	592	438	35.4%	549	8.0%
FTTC	140	252	-44.4%	167	-16.4%
TIM UltraFibra Net Additions ('000)	16	5	261.1%	8	118.4%
TIM UltraFibra ARPU (R$)	92.9	91.4	1.7%	95.0	-2.2%
Handsets Sold ('000)	144	153	-5.7%	175	-17.4%
Headcount	9,435	9,120	3.5%	9,800	-3.7%